

A LETTER TO THE STOCKHOLDERS OF BOX, INC.

August 30, 2021

Dear Fellow Stockholders,

We are writing to you today about your investment in Box, Inc. ("Box" or the "Company"). As you know, Starboard Value LP (together with its affiliates, "Starboard" or "we") is one of Box's largest stockholders, with an ownership stake of approximately 8.6% of the Company's outstanding shares. We have been involved with Box for more than two years, working diligently to represent our collective interests as common stockholders and help the Company address its significant issues related to operating performance, financial performance, capital allocation, executive compensation, and governance.

While some progress has been made under immense pressure from Starboard and other common stockholders, there is more work to do, and Box remains an industry laggard with extremely poor long-term performance trends. The purpose of our campaign is to elect three new independent directors to the Board of Directors (the "Board"), including me as a direct representative of common stockholders, in order to ensure that Box has the proper oversight and accountability to become a best-in-class software company. Our goals are simple – operational excellence, best-in-class governance and compensation practices, and long-term value creation for the benefit of all common stockholders. Our nominees have the experience and independence to ensure Box is run in a manner commensurate with our collective best interests.

To be extremely clear, neither Starboard nor our nominees have a pre-determined agenda around leadership or strategic outcomes, and we are completely open-minded about any and all opportunities to create long-term value. No matter the outcome of this election, our nominees would represent only a minority of the Board and, as such, can only effect change with the support of other incumbent directors. Our nominees are committed to working constructively with management and the Board to make objective decisions based on facts and data without prejudice.

Unfortunately, the current Board has gone to great lengths and spent significant corporate resources to insulate the status quo and "buy the vote" in this election contest. Almost everyone seems to agree that the preferred equity financing led by KKR and the related self-tender scheme were done as a defensive maneuver with questionable motivations. Institutional Shareholder Services Inc. ("ISS") called it a "*head scratcher*", while Glass, Lewis & Co. ("Glass Lewis") referred to it as "*puzzling*" and "*poorly received*".[1]

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[1] Permission to quote from the ISS and Glass Lewis reports was neither sought nor obtained.

Remarkably, in Box's latest communication with stockholders published on August 27, 2021, the Company states, ***"Box executed the transaction… because it gave Starboard exactly what it and other stockholders wanted: an exit at a premium."***

This rationale is extremely troubling as it demonstrates a desire by the Board to "buyout" unhappy stockholders at great expense to the continuing stockholders, including Starboard, who chose to remain invested. This seemingly explicit acknowledgment is evidence that the true purpose of the KKR-led financing and related self-tender scheme was to pay unhappy stockholders a premium to leave the Company alone so that the Board could maintain the status quo.

It should be obvious that it is not the Board's responsibility to provide an exit at a premium to unhappy stockholders. Instead, it is the Board's duty to take actions that are in the best interest of those stockholders who choose to hold their investment. Raising unnecessary capital to attempt to repurchase shares at an artificial premium is clearly bad for continuing investors. Trying to equate an unnecessary financing and buyback scheme to a potential sale of the Company at a premium where all stockholders are treated equally and have the right to vote on such a transaction is highly problematic and demonstrates a lack of understanding of corporate responsibility.

Unfortunately, these actions align with Box's problematic history of capital allocation and governance practices and are emblematic of Glass Lewis' commentary that the Board ***"when pressed, is problematically inclined to revert to obstructive methodologies, while concurrently meting out incremental change in order to burnish optics and potentially mollify investors mulling the potential upside of a partial board spill."***

As this campaign nears an end, we are appreciative of the support received from our fellow stockholders to date, including leading institutional investors Neuberger Berman and P. Schoenfeld Asset Management, who have each publicized their voting intentions to support the election of all three of our nominees. Clearly, these investors recognize the need for renewed independence and oversight at Box.

Neuberger Berman stated the following regarding its decision to vote for our nominees:

> "In this case, we believe **Box's weak performance relative to its peers, who have seen strong tailwinds due to COVID-19 and favorable work from home trends, suggests poor operational focus**. Additionally, **the company has a history of poor governance practices** including a staggered board and the failure to provide shareholders the right to call special meetings, act by written consent, or proxy access. Further, **we have concerns regarding Box's agreement with KKR in April 2021** which included an investment of $500 million in preferred shares, given the company had ample cash on its balance sheet and did not appear to need to engage in a dilutive transaction. We are also concerned that the investment originally included a voting agreement. **This has also exacerbated concerns with the company's compensation practices, particularly the high rate of share issuance and burn rate**. As such, **we believe support for the election of a minority slate of dissident directors is warranted** as we believe they can provide better oversight and operational focus."[2]

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[2] Source: NB Votes - https://www.nb.com/en/global/esg/nb-votes.
Note: Emphasis added by Starboard.

Peter Schoenfeld of P. Schoenfeld Asset Management stated the following:

> "The **Box board has continually exercised poor corporate governance**…All this in the face of substantial continuing underperformance to peers (despite some very recent improvements). **We think the company badly needs true shareholder representation on the board**."[3]

As our fellow stockholders finalize their decisions on how to vote in this election contest, we would like to highlight a few key themes:

- **ISS and Glass Lewis both agree that Starboard has had a material and positive impact on Box over the past two years.**

  > "By the same stroke, **we believe it should be noted the principal change agent here clearly remains Starboard, as noted with the broader market generally endorsing the Dissident's challenges to the Company's status quo**." – Glass Lewis

  > "The **dissident [Starboard] deserves significant credit for the changes that have taken place** since it reached a settlement with the company in March 2020, and the share price performance since the settlement, as well as since the dissident's renewed campaign, likely reflects the **positive impact of the dissident's involvement**." – ISS

- **ISS and Glass Lewis both agree there are significant concerns and questions about the motivation and execution of the KKR-led financing and self-tender scheme.**

  > "Turning, then, to another matter of significant post-settlement contention, **we believe investors ultimately have adequate cause to take a relatively dim view of Box's recent capital raising initiatives**…

  > **…In short, we consider Starboard's lengthy criticism of the KKR financing is warranted and substantially more persuasive than the board's much more generous representations**." – Glass Lewis

  > "For instance, **many of the governance concerns raised by the dissident about the terms of the $500 million financing and KKR's involvement appear valid**…

  > The revelation that KKR syndicated the convert **underscores the concerns that shareholders have about the voting requirements and the need for this financing, and undermine the company's argument that it has brought in KKR as a strategic partner**. Some of these issues likely resonate with shareholders because of the company's governance track record prior to the dissident's involvement." – ISS

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[3] Source: Bloomberg.
Note: Emphasis added by Starboard.

- **Box remains an industry laggard, and despite two quarters of modestly improved results in the midst of an election contest, the Company has a long way to go to approach best-in-class results, governance, and compensation practices.**

  "In short, while we are inclined to conclude it remains too early to render a decisive verdict on the substance or durability of Box's operational progress since the settlement, **we believe Starboard fairly highlights the fact that the Company continues to post relatively modest growth and margins and a very low multiple…**" – Glass Lewis

- **Starboard has an 18-year history of working constructively with portfolio companies to drive improved results through direct board representation.**

  Recent examples in the technology sector where Starboard has had direct board representation include Marvell Technology and NortonLifeLock, and in both cases, long-term fundamentals have improved dramatically and stock price performance has been strong.

- **Starboard's nominees would add refreshed independence, new skillsets, and significantly improved diversity on the board.**

  Starboard's nominees collectively have differentiated skill sets spanning sales and marketing, operations, mergers and acquisitions, compensation, and governance.

  Starboard has proposed a slate of nominees with diversity in skill set, gender, and ethnicity.

Box has had a long history of false starts and missed expectations, along with poor governance and compensation practices. When studying the Company's history since its IPO, it becomes clear that positive actions have largely come through external pressure and reactionary changes. It is unfortunate that late last year, following yet another disappointment and when pushed by us to take action, the Board chose a defensive and stockholder-unfriendly posture instead of embracing our involvement and working constructively with us. It seems clear that the pressure we have been exerting has worked, and we must continue to maintain that pressure to ensure that the Board is truly independent and acting in the best interests of common stockholders for the long-term.

Our only goal is to help Box perform better and adopt best-in-class practices across operating performance, financial results, governance, and compensation. **We are fully and directly aligned with you, our fellow common stockholders**. We are seeking your support to elect a minority of new independent directors, including myself as a direct representative of stockholders, to ensure renewed accountability and consistent, improved execution moving forward. Our slate would add needed diversity, differentiated skill sets, and importantly, common stockholder representation to the Board.

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Note: Emphasis added by Starboard.

We appreciate the support from stockholders who have already voted for Starboard's nominees on the **WHITE** proxy card and urge all of our fellow stockholders to vote the **WHITE** proxy card **TODAY** to support the election of all three of Starboard's highly qualified nominees.

Respectfully,

Peter A. Feld
Managing Member
Starboard Value LP